UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                  to

Commission file number: 000-49796

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CPSI 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Programs and Systems, Inc.

6600 Wall Street

Mobile, Alabama 36695

REQUIRED INFORMATION

Item 4.	The CPSI 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information described in Items 1-3 of Form 11-K.

Index to Financial Statements and Exhibits

Report of Independent Registered Public Accounting Firm

The Plan Administrator

CPSI 401(k) Retirement Plan

Computer Programs and Systems, Inc.

Mobile, Alabama

We have audited the accompanying statements of net assets available for benefits of CPSI 401(k) Retirement Plan (the Plan), and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the “Standards”). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CPSI 401(k) Retirement Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 11 for the year ended December 31, 2003 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of Plan management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CHERRY, BEKAERT & HOLLAND, L.L.P.

Mobile, Alabama

June 14, 2004

CPSI 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments at fair value	$11,534,456	$7,888,338
Receivables
Employer’s contributions	479,238	423,516
Employees’ contributions	—	91,365
Other	—	1,500

Total receivables	479,238	516,381

Total assets	12,013,694	8,404,719

Net assets available for benefits	$12,013,694	$8,404,719

See notes to financial statements.

CPSI 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Additions
Additions to net assets attributed to Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$1,458,152	$(1,690,270)
Interest and dividends	167,229	192,690

	1,625,381	(1,497,580)
Contributions
Participants	1,440,822	1,272,349
Employer	932,934	816,134

	2,373,756	2,088,483

Total additions	3,999,137	590,903

Deductions
Deductions from net assets attributed to benefits paid to participants	390,162	373,577

Total deductions	390,162	373,577

Net increase	3,608,975	217,326
Net assets available for benefits, beginning of year	8,404,719	8,187,393

Net assets available for benefits, end of year	$12,013,694	$8,404,719

See notes to financial statements.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Note 1 – Description of plan

The following brief description of the CPSI 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan and was adopted January 1, 1994 covering all full-time employees of Computer Programs and Systems, Inc. (the Company) who have one year of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined by the Plan. Participants who have attained the age 50 before the end of the Plan year are eligible to make catch-up contributions. Effective January 1, 2002, participants may not contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and Company stock as investment options for participants.

The Company may contribute a discretionary percentage of the amount of the participant’s salary deferral up to salary reductions of $1,000 annually as determined by the Company each year. Catch-up contributions will not be matched. The Company may also make a discretionary profit sharing contribution; however, the amount of the profit sharing contribution in any Plan year will not exceed the amount set for by the Company’s Board of Directors (the maximum as of 2003 and 2002 is $1,000). All contributions are subject to certain limitations.

Participant accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Note 1 – Description of plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of service as follows:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account (all amounts are 100% vested at the time of death, disability or retirement at Normal Retirement Age) or monthly, quarterly or annual cash installments over a period of not more than the participant’s assumed life expectancy. If employment terminates for reasons other than those listed above, the participant will be entitled to receive only the vested percentage of his or her account balance as a lump-sum distribution. Only employer matching and discretionary contributions are subject to forfeiture.

Forfeited accounts

At December 31, 2003 and 2002, forfeited nonvested account balances totaled $28,490 and $16,125, respectively. These amounts will be used to reduce future employer contributions. Also, in 2003 and 2002, employer contributions were reduced by $31,046 and $42,090 from forfeited nonvested accounts.

Note 2 – Summary of significant accounting policies

Basis of accounting

The accompanying financial statements are presented using the accrual basis of accounting.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Note 2 – Summary of significant accounting policies (continued)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Plan invests in various managed funds that include U. S. Government securities, corporate and governmental debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Units of separate accounts are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits

Benefits are recorded when paid.

Note 3 – Administrative expenses

The Plan’s sponsor (the Company) paid the administrative expenses incurred by the Plan for the year ended December 31, 2003 and 2002.

Note 4 – Investments

The following presents investments at December 31, 2003 and 2002 that represent 5% or more of the Plan’s net assets. All investments are participant directed.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Note 4 – Investments (continued)

Description	2003	2002
Federated Max-Cap Institution Service Fund	$786,441	$584,437
Dreyfus Disciplined Stock Fund	663,849	447,946
AmSouth Stable Principle Fund	3,505,126	2,599,335
AmSouth Balanced Fund	799,213	608,802
AmSouth Value Fund	1,165,112	893,394
Fidelity Advisor Equity Growth Fund	2,053,612	1,240,533
Fidelity Advisor Growth Opportunity Fund	659,282	N/A
Franklin Balance Sheet Investment Fund	1,165,430	762,312

During the years ended December 31, 2003 and 2002, the Plan’s investments, including gains and losses on investments bought, sold, and held during the year, appreciated in value by $1,458,152 and depreciated in value by $1,690,270, respectively, as follows:

	2003	2002
Appreciation (depreciation) of investments at fair value as determined by quoted market price
CPSI Common Stock	$(20,772)	$9,395
Common/collective fund	17,535	(1,637)
Mutual funds	1,461,389	(1,698,028)

	$1,458,152	$(1,690,270)

Note 5 – Party-in-interest transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP National Trust Company. AMVESCAP National Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Effective in August, 2002, the Plan allows participants to purchase stock in the Company (the Plan sponsor). The total shares allowable for acquisition is 400,000 shares of common stock. As of December 31, 2003 and 2002, the Plan holds 8,814.50 and 6,191.58 shares respectively purchased from the open market. The purchases of these shares qualify as party-in-interest transactions.

CPSI 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

Note 6 – Plan termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants will become 100 percent vested in their accounts.

Note 7 – Tax status

In 2001, the Plan adopted the Invesco Prototype Plan and Trust which obtained its latest determination letter dated August 30, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore, the Plan qualifies under Section 401(a), and the related trust is tax-exempt as of December 31, 2003 and 2002. Accordingly, no provision for income taxes is included in the Plan’s financial statements.

CPSI 401(k) RETIREMENT PLAN

EIN: 74-3032373

Plan Number 001

Form 5500 - Schedule H, Part IV, Item 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
*	AmSouth Bank	350,512.5947 units Stable Principal Fund	$3,505,126
*	AmSouth Bank	79,097.9158 units Value Fund	1,165,112
*	AmSouth Bank	7,565.5838 units Large Cap Fund	136,559
*	AmSouth Bank	65,616.7904 units Balanced Fund	799,213
	Dow Jones	6,947.9423 units Dow Jones 40 Global Portfolio Index Fund	116,767
*	CPSI	8,814.4970 units CPSI Stock	162,741
	Franklin	24,499.2627 units Franklin Balance Sheet Investment Fund	1,165,430
	Federated	34,999.6031 units Federated Max Cap Institution Service Fund	786,441
	Dreyfus	22,120.9354 units Dreyfus Disciplined Stock Fund	663,849
	Dreyfus	4,823.0183 units Dreyfus Appreciation Fund	179,127
	Fidelity	46,127.8434 units Fidelity Advisor Equity Growth Fund	2,053,612
	Fidelity	12,573.2115 units Fidelity Advisor Dividend Growth Fund	141,197
	Fidelity	23,019.6151 units Fidelity Advisor Growth Opportunity Fund	659,282

			$11,534,456

*	Party-in-interest

Column (d) is not presented as these are participant directed accounts.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 23, 2004.

CPSI 401(K) RETIREMENT PLAN

By:	Computer Programs and Systems, Inc.

	By:	/s/ M. STEPHEN WALKER
M. Stephen Walker Vice President - Finance and Chief Financial Officer

EXHIBIT INDEX

No.	Description of Exhibit

23.1	Consent of Cherry, Bekaert & Holland, L.L.P.